Filed Pursuant to Rule 424(b)(2)

File No. 333-180989

Title of Each Class of Securities Offered	Amount to be Registered	Maximum Offering Price Per Security	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium Term Notes, Series L, Fixed Rate Notes	$850,000,000	100.241%	$852,048,500	$116,219.42

(1)

The total filing fee of $116,219.42 is calculated in accordance with Rule 457(r) of the Securities Act of 1933 (the “Securities Act”) and will be paid by wire transfer within the time required by Rule 456(b) of the Securities Act.

Pricing Supplement No. 6 dated April 16, 2013

(to Prospectus Supplement dated May 25, 2012

and Prospectus dated April 27, 2012)

WELLS FARGO & COMPANY

Medium-Term Notes, Series L

Fixed Rate Notes

Aggregate Principal Amount
Offered:	$850,000,000

The notes will be a further issuance of, and form a single tranche with, and have the same terms as the $1,250,000,000 aggregate principal amount of Fixed Rate Notes issued by Wells Fargo & Company on December 26, 2012 pursuant to Pricing Supplement No. 3 to the Prospectus Supplement dated May 25, 2012 and the Prospectus dated April 27, 2012, which Pricing Supplement was filed with the Securities and Exchange Commission on December 19, 2012. The notes will have the same CUSIP number as those other Fixed Rate Notes, will trade interchangeably with those other Fixed Rate Notes immediately upon settlement and will increase the aggregate principal amount of the tranche of the Fixed Rate Notes to $2,100,000,000.

Trade Date:	April 16, 2013

Original Issue Date (T+5):	April 23, 2013

Stated Maturity Date:	January 16, 2018

Interest Rate:	1.50%

Interest Payment Dates:	Each January 16 and July 16, commencing July 16, 2013, and at maturity

Price to Public (Issue Price):

100.241%, plus accrued interest totaling $4,143,750 from, and including, December 26, 2012 to, but excluding, April 23, 2013, the date Wells Fargo & Company expects to deliver the notes, and additional accrued interest, if any, from April 23, 2013 (the “Accrued Interest”)

Agent Discount (Gross Spread):	0.35%

All-in Price (Net of Agent Discount):	99.891%, plus the Accrued Interest

Net Proceeds:	$849,073,500, plus the Accrued Interest

Benchmark:	UST 0.750% due March 31, 2018

Benchmark Yield:	0.697%

Spread to Benchmark:	+75 basis points

Re-Offer Yield:	1.447%

Listing:	None

		Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$680,000,000

Agents (Senior Co-Managers):	Citigroup Global Markets Inc.	20,400,000
	Credit Suisse Securities (USA) LLC	20,400,000
	Goldman, Sachs & Co.	20,400,000
	J.P. Morgan Securities LLC	20,400,000
	Morgan Stanley & Co. LLC	20,400,000

Agents (Junior Co-Managers):	Apto Partners, LLC	4,250,000
	Barclays Capital Inc.	4,250,000
	BB&T Capital Markets, a division of BB&T Securities, LLC	4,250,000
	BMO Capital Markets Corp.	4,250,000
	CastleOak Securities, L.P.	4,250,000
	CIBC World Markets Corp.	4,250,000
	Deutsche Bank Securities Inc.	4,250,000
	Drexel Hamilton, LLC	4,250,000
	HSBC Securities (USA) Inc.	4,250,000
	ING Financial Markets LLC	4,250,000
	Lebenthal & Co., LLC	4,250,000
	Lloyds Securities Inc.	4,250,000
	Merrill Lynch, Pierce, Fenner & Smith Incorporated	4,250,000
	National Bank of Canada Financial Inc.	4,250,000
	RBC Capital Markets, LLC	4,250,000
	UBS Securities LLC	4,250,000

	Total:	$850,000,000

Plan of Distribution:

On April 16, 2013, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of 99.891%, plus Accrued Interest. The purchase price equals the issue price of 100.241% less an underwriting discount of 0.35% of the principal amount of the notes.

Certain U.S. Federal
Income Tax Consequences:

Pursuant to U.S. Department of the Treasury (“Treasury”) regulations, the issuance of the notes will be treated as a “qualified reopening” of the Fixed Rate Notes with an original issuance date of December 26, 2012 (the “Original Notes”). Therefore, for purposes of the rules governing original issue discount, the notes will have the same issue date, issue price and adjusted issue price as the Original Notes. See “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus. The price to public for the notes will also reflect interest accrued from December 26, 2012 (the pre-issuance accrued interest”), which will be included in the accrued interest to be paid on the first interest payment date on July 16, 2013. In accordance with Treasury regulations, for purposes of the rules governing original issue discount, Wells Fargo & Company will exclude the pre-issuance accrued interest from the issue price of the notes. In accordance with this treatment, holders must treat a corresponding portion of the interest payment on the first interest payment date as a return of the excluded pre-issuance accrued interest, rather than as an amount payable on the notes.

Legislation was enacted in 2010, contained in Sections 1471 through 1474 of the Internal Revenue Code of 1986, as amended, that will impose a 30% withholding tax on withholdable payments (as defined below) made to a foreign financial institution, unless such institution enters into an agreement with the Treasury to, among other things, collect and provide to it substantial information regarding such institution’s United States financial account holders, including certain account holders that are foreign entities with United States owners. The legislation also generally imposes a 30% withholding tax on withholdable payments to a non-financial foreign entity unless such entity provides the paying agent with a certification that it does not have any substantial United States owners or a certification identifying the direct and indirect substantial United States owners of the entity. “Withholdable payments” include payments of interest (including original issue discount) with respect to notes from sources within the United States, as well as gross proceeds from the sale of any property of a type which can produce interest from sources within the United States, unless the payments of interest or gross proceeds are effectively connected with the conduct of a United States trade or business and taxed as such. As enacted, these withholding and reporting obligations generally apply to payments made after December 31, 2012 with respect to any notes other than notes outstanding on March 18, 2012. Under final Treasury regulations effective January 28, 2013, these withholding and reporting requirements with respect to interest will be delayed until January 1, 2014, and withholding on gross proceeds will be delayed until January 1, 2017. Further, withholding will not apply to notes outstanding on January 1, 2014, unless such notes undergo a significant modification after that date. Investors are urged to consult their own tax advisors regarding the application of the legislation and proposed regulations to the notes.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

CUSIP:	94974BFG0

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